Mail Stop 4561

September 11, 2007

VIA U.S. MAIL AND FAX (312) 960-5475

Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
100 N. Wacker Drive
Chicago, Illinois 60606

        Re: **General Growth Properties, Inc.**
                Form 10-K for Fiscal Year Ended
                December 31, 2006
                Filed March 1, 2007
                Form 10-Q for Quarterly Period Ended
                March 31, 2007
                Filed May 9, 2007
                File No. 1-11656

Dear Mr. Freibaum:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                      Sincerely,

                                      Robert Telewicz
                                      Senior Staff Accountant